Filed by Plains All American Pipeline, L.P. (1-14569)
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Pacific Energy Partners, L.P. (1-31345)
Commission File No. 333-135712
The following is a transcript (obtained from a third-party service provider) of the Question and Answer Session of a conference call held on November 2, 2006 by Plains All American Pipeline, L.P. An archived copy of the call and a complete transcript (including the prepared remarks previously filed) have been posted to and are available on Plains’ website at www.paalp.com.
Operator
[OPERATOR INSTRUCTIONS]. Our first question comes from Sam Arnold with Credit Suisse. Please state your question.
Sam Arnold - Credit Suisse — Analyst
Just a couple of questions. Strategically, with the acquisition of the towing and barge company, where do you guys see the growth opportunities there? And, would you consider other acquisitions in this area, or is this just kind of a one-off that met your criteria because you already use a lot of their services?
Harry Pefanis - Plains All American Pipeline — President and COO
I don’t think it’s a one-off. We do think it’s complementary to our core business with fee-based revenue. We think it fits in an MLP structure. But, yes, we hope to be a consolidator in that industry as well. We would like to add to the fleet.
Greg L. Armstrong - Plains All American Pipeline — Chairman and CEO
Sam, I would say we’ve expanded our footprint in the gulf coast with respect to the St. James tankage and also what we bought at Mobil. And, then, with what we— once we close Pacific, we’ll be in the refined products. I think tugs and barges are the natural progression to continue to increase our access to waterborne cargos and moving that on an intercoastal basis.
Sam Arnold - Credit Suisse — Analyst
And a follow up to that. Do you guys actually—? Do they use tugs to take the crude tankers into, say, [loop] to unload?
Greg L. Armstrong - Plains All American Pipeline — Chairman and CEO
Not these tugs.
Sam Arnold - Credit Suisse — Analyst
Okay. All right. Thanks.
Operator
[OPERATOR INSTRUCTIONS]. Our next question comes from Arthur Hall. Please go ahead.
Arthur Hall
Good quarter. Could you comment on the impact of the Canadian tax issue that arose yesterday and hammered the royalty trusts in Canada?
Greg L. Armstrong - Plains All American Pipeline — Chairman and CEO
Well, I can. Let me start by saying that, right now, there really hasn’t been any change in the Canadian tax law. Instead, it’s really a proposal by the Canadian Federal Finance Minister, which, we understand, is intended to curb, I guess, the growing corporate move toward income trust. Second, we’d point out that it is in draft form, and it was only announced two days ago. So, a lot of the discussion that’s circulating right now is quite a bit of speculation. Third, I’d just point out that PAA— While we do have Canadian operations, we’re not either a Canadian income trust or royalty trust.

But, with those qualifying comments, I will tell you it is a development we intend to monitor closely because we do have a fair amount of assets and operations in Canada. Even though we’re not an income trust or a royalty trust, our structure has some similar tax characteristics. In addition, I would tell you that it appears that the Finance Minister’s proposal has some considerable political backing within the government.
What I can tell you is, based on what could only be characterized as preliminary assessment involving some pretty significant assumptions, if those same rules that are applied to income trusts were to be applied to limited partnerships and, in particular, our operations in Canada, it would have some impact on PAA. It appears it would be in 2011. But, in those circumstances, we don’t think, if it applies the same way it’s, at least, been represented to apply to income trusts, it would have a significant impact on PAA as a whole.
I would point out that the assets and operations we’re acquiring in the Pacific transaction are already structured as a taxable corporation, so we do not expect the proposal to have a significant, if any, impact on those operations. Our current operations in Canada PAAs are structured as a partnership, which is not a taxable entity in Canada, and the general partner of that entity is a Nova Scotia unloaded liability corporation, which is a flow-through entity in the U.S. But, as we understand the current draft of the tax proposal, there will be a four-year tax holiday before the changes become effective. So, assuming PAA’s Canadian entities are treated the same as a Canadian income trust, any impact would not be immediate. I would also point out that in order to optimize both PAA’s and Pacific’s operations in Canada and extract the most operating synergies, we’ve already contemplated some restructuring of the entities.
But, taking a look forward, on a crystal-ball approach, to our projected distributable cash flow in 2011 and the potential impact of what appears to be a 31% marginal tax rate to our estimate of our Canadian taxable income within the PAA current operations, we’d estimate that the impact of the tax proposal is not significant, potentially falling in the 3% to 5% range. Again, that’s a very rough estimate. It is based on assumptions about rules that haven’t even been drafted yet, much less enacted into tax law. So, that’s about all we know right now. We’ve seen a few write-ups from analysts that cover MLPs in general that probably feel that the overall development in Canada is a positive for the U.S. MLP market, simply because the income trust market in Canada is about $200 billion. I think roughly 50% to 60% of that is probably owned in the U.S. So, if they lose their benefit there, we would expect to see a lot of capital be reinvested in probably the equivalent entities in the U.S., and that would be in MLPs.
Arthur Hall
Okay. Thanks.
Operator
There are no further questions at this time. I will now turn the conference back over to your host to conclude.
Greg L. Armstrong - Plains All American Pipeline — Chairman and CEO
If there are no other questions, we’ll conclude the call. I just want to thank everybody for their continued support, and we look forward to updating you in February on our plans for 2007 and beyond.
Operator
Thank you. Ladies and gentlemen, this does conclude today’s teleconference. You may disconnect your lines at this time. Thank you, all, for your participation.

Investor Notice
     Plains All American Pipeline, L.P. has filed with the Securities and Exchange Commission a registration statement on Form S-4 (as the same may be supplemented or amended, Registration No. 333-135712) containing the joint proxy statement/prospectus of Plains All American Pipeline, L.P. and Pacific Energy Partners, L.P. and other documents in relation to the merger between Plains All American Pipeline, L.P. and Pacific Energy Partners, L.P. Investors and security holders are urged to read carefully these documents because they contain important information regarding Plains All American Pipeline, L.P., Pacific Energy Partners, L.P. and the merger. A definitive joint proxy statement/prospectus has been sent to security holders of Plains All American Pipeline, L.P. and Pacific Energy Partners, L.P. seeking their approval of the transactions contemplated by the merger agreement. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus and other documents containing information about Plains All American Pipeline, L.P. and Pacific Energy Partners, L.P., without charge, at the SEC’s website at www.sec.gov. Copies of the definitive joint proxy statement/prospectus and the SEC filings that are incorporated by reference in the definitive joint proxy statement/prospectus may also be obtained free of charge by directing a request to the respective partnerships as follows: Information regarding Plains All American Pipeline can be obtained by contacting its investor relations department at 713-646-4100 or by accessing its website at www.paalp.com, and information regarding Pacific Energy Partners can be obtained by contacting its investor relations department at 562-728-2871 or by accessing its website at www.PacificEnergy.com.
     Plains All American Pipeline, L.P. and Pacific Energy Partners, L.P. and the officers and directors of the respective general partners of Plains All American Pipeline, L.P. and Pacific Energy Partners, L.P. may be deemed to be participants in the solicitation of proxies from their security holders. Information about these persons can be found in Plains All American Pipeline, L.P.’s and Pacific Energy Partners, L.P.’s respective Annual Reports on Form 10-K and Form 10-K/A filed with the SEC, and additional information about such persons may be obtained from the joint proxy statement/prospectus.
     This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.